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                    FOR RELEASE FEBRUARY 16, 1999-8:00 A.M.

Contact: Arthur Molins (516) 296-9234

                  GLOBEGROUND AGREES TO ACQUIRE HUDSON GENERAL

         Frankfurt - February 16, 1999 -- GlobeGround GmbH, the airport ground services subsidiary of Deutsche Lufthansa AG, announced that it has signed an agreement to acquire Hudson General Corporation (AMEX:HGC) through a tender offer and merger in which the Hudson General stockholders will receive $76 per share in cash.

         Under the agreement, a GlobeGround subsidiary will promptly begin a tender offer for all Hudson General's shares at $76 per share. The tender offer will be conditioned upon a majority of the outstanding shares' being tendered and upon the entire transaction's being approved by the Supervisory Board of Deutsche Lufthansa at a meeting scheduled to be held on March 10, 1999. It also will be conditioned on expiration or termination of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and satisfaction of other customary conditions.

         If the tender offer is completed, after the GlobeGround subsidiary purchases the tendered shares, it will be merged into Hudson General, with the Hudson General stockholders who did not tender their shares receiving the same $76 per share as will be paid in the tender offer.

         Peter Bluth, a Managing Director of GlobeGround, said "Since GlobeGround became a part owner of Hudson General's airport ground services business in 1996, we have been very pleased with the performance of that business and the way Hudson General has operated it. It is the North American link in our worldwide network of ground services companies. GlobeGround became concerned that if somebody acquired Hudson General, there likely would be a change in the management of its airport ground services business. We felt that the best way to ensure that we would be able to select who would manage the North American part of our airport ground services network would be to own Hudson General."

         GlobeGround acquired a 26% interest in Hudson General's airport ground services affiliate in 1996. In the summer of 1998, GlobeGround exercised an option to increase its ownership to 49%. Hudson General owns the other 51%.

         Hudson General provides airport ground services, including fueling, de-icing and baggage handling, at a number of airports in the United States and Canada, including the three major New York City airports. GlobeGround has a network of wholly or partly owned companies which provide ground services at approximately 80 airports in 26 countries around the world.